Exhibit 99.2


                                          October 7, 2005




To the Members of the Board of Directors:

         As substantial holders of the Company's common stock, we are deeply concerned by the announcement yesterday that the Company has agreed in principle to be acquired for a price of $8.00 per share. Based among other things on more than 20 years of active investment experience in the industry, we believe the proposed transaction undervalues the Company and would pay the public stockholders significantly less than the price that might be achieved by a thorough and orderly process seeking to explore all strategic alternatives and, if appropriate, sell the Company to the highest bidder.

         Our concerns are deepened by the disclosure in a third party's public filing that, only a week ago, the Company had received a proposal from a stockholder group to acquire the Company for a price of $8.25 to $9.00 per share in cash. That apparently superior proposal, which the Company itself has not disclosed, was evidently rejected immediately in favor of the agreement in principle, at a lower price, announced yesterday.

            Under the circumstances, and in the absence of any meaningful disclosure by the Company regarding the terms and background of the proposed transaction, we call upon the Board to promptly disclose, at a minimum:

            o When, how, and by whom the proposed transaction was formulated, presented and negotiated.

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October 7, 2005
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            o     The process, if any, pursued by the Board to explore
                  alternative transactions.

            o The basis for the Board's determination to endorse a price of $8.00 per share and for its immediate rejection of the apparently superior proposal, including the judgment of the independent directors and the advice of outside financial advisors.

            o Any direct or indirect interest in the proposed transaction on the part of any officers, directors or stockholders of the Company or their affiliates.

         We believe it is imperative that the Board respond immediately to these pressing concerns, and take prompt action to implement a credible and responsible process to maximize shareholder value. In particular, we hope and expect that all members of the Board, and especially the independent directors, recognize that their fiducuary duty requires them to explore all alternatives before approving any definitive binding documentation with respect to the proposed transaction.



                                    Very truly yours,